SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 15 April 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

April 15, 2010

BP ANNUAL GENERAL MEETING 2010: SPEECHES

Carl-Henric Svanberg, Chairman:

Good morning, ladies and gentlemen. My name is Carl-Henric Svanberg and on behalf of the board, I am delighted to welcome you to BP's 2010 Annual General Meeting. This is a very special occasion for me - my first BP AGM, and the company's 101st. I would like to start on a personal note by saying how privileged I feel to be here.

By any measure BP is one of the world's greatest companies. It has played a significant role in supplying the world with energy to power economic growth for over a century. In my last role, I was chief executive officer of Ericsson, the leading global telecommunications provider. It is indeed a great honour for me to chair this company.

For someone from outside the energy industry it is an inspiring challenge. However, I have come to the conclusion that the worlds of telecommunications and energy are not in reality so far apart.

The one is like a body's nervous system; the other is its bloodstream. Both industries require long-term relationships; both industries interact intensively with governments and work in a world of regulation; and both industries involve working at the frontiers of technology.

All of these factors make energy a particularly fascinating industry, of critical importance to the world's development. They also place long-term sustainability and good governance at the forefront of priorities for a company like BP.

Let me spend a few moments describing how I see these issues as a newcomer to the chairman's role. In my view, it should go without saying, that good governance and the work of boards are more important than ever.

The size and scope of the global companies that have been created over the past two decades have grown managements' workload dramatically. In addition, the complexity of the issues facing these companies has grown significantly, and created more items that need thorough and well-grounded discussion and debate at board level.

A company like BP, therefore, demands a board with vision. A board that works with the executive team to ensure there is a well-worked strategy in place. A board that is 100 per cent engaged, as always, in governing on behalf of the shareholders. A board that makes sure that risks are well-identified, properly assessed and managed; and that the company is performing operationally - being well run in every respect.

But BP also demands a board with a long-term perspective because the energy industry, by its nature, works to long time horizons. And when we talk about long-term I mean not just the next 10 years but two or three decades if not more.

Ladies and gentlemen, I have taken on this role at an important time for BP.

As Tony Hayward will explain in a moment, the company is doing very well. Despite challenging market conditions and a very competitive environment, financial and operating performance in 2009 was strong.

In my short time here, I have already seen in action the remarkable skills and technology in the company and the professionalism and commitment of BP people. This, I believe is a clear result of the leadership of Tony and his team who are world class and who have led BP back to competitive fitness. After the recent years of hard work, I believe BP is well positioned for the future.

I would like at this point to pay tribute to the work of the board in recent years, and in particular to the role of my predecessor Peter Sutherland in creating today's BP. During 12 years at the helm, as well as a further two years as a non-executive, Peter steered BP through many challenges. He presided over the transformation of this company through far-sighted mergers and wise and productive investments. He was a tower of strength in defending BP at moments of turbulence, and a fantastic advocate for the company's positive role in the world. We all owe him a deep debt of gratitude.

I would also like to welcome two new directors and record my thanks and appreciation for the work of another two for whom today will be their last Annual General Meeting. Ian Prosser and Erroll Davis are standing down after distinguished service over more than a decade. We are all hugely grateful for their contributions - including Ian's 10 years as deputy chairman, and Erroll's work on a variety of important non-executive committees.

As new board members, I am delighted to introduce Paul Anderson and Ian Davis. Both are outstandingly equipped to make an important mark on BP in the coming years: Paul with his strong management record at the highest level of the resources industry; Ian with his broad business insight and global consulting experience across a whole range of sectors. I am also pleased that Ian will be filling the vacancy on the Audit Committee.

Their arrival is part of a continuing process of board renewal and I look forward to welcoming further experienced and talented newcomers to the board in coming years.

Before concluding, let me share some of my thoughts on the wider energy industry and how I see BP's role in the future. Even after the financial shocks of the last two years, the world economy is going to grow, and at an increasing rate.

The world's gross domestic product is expected to triple by 2050. Energy demand is expected to at least double in the same period.

This is driven by the increasing energy needs of developing markets as more and more people improve their quality of life. Demand in the developed world is expected to remain more flat as a result of energy efficiency measures. This growth in demand represents four times the present energy consumption of the United States. In meeting this demand countries will be concerned that they have reliable, secure and affordable supplies.

And the complex, but important, issues around climate change will also have to be addressed.

All of this presents a vast challenge. And BP, to my mind, has a clear role in working to meet this challenge.

In addressing climate change BP has been an early advocate of action and will continue to play an important role in promoting practical pathways to a lower carbon world. We are already investing in a portfolio of low carbon energy businesses which will have a role to play and which Tony will discuss in greater detail later.

The size of the challenge is such that all forms of energy will be needed for the foreseeable future. Fossil fuels will thus continue to play a major role in satisfying the growing energy demand for years to come.

The application of BP's strong skills and technological base will contribute to meeting this demand in a responsible way.

Your board is very mindful of the expectations that are placed on a company like BP. The scale of BP's operations and its place in many markets are such that many people have differing expectations of what we can do and what we should be doing.

We are here first and foremost to generate returns to you, our shareholders, our owners. But to do that, over the long time periods in which we operate, requires us to act wisely and responsibly. We must therefore conduct ourselves in a way that is appropriately responsive to the needs of those with whom we come into contact or work. It is the task of your board to make sure that we can continue to respond to all these challenges. And that we fully realise the company's potential.

I believe we are well placed to do so.

Before moving to our agenda, which is long with some 25 resolutions, I wanted to thank you all for being with us today.  I gather that a well-attended meeting is a hallmark of the BP AGM.  I am pleased that we can all be together in the same room to discuss the issues before us.  It is good to have your support.

I realise that we are a little outside central London.  However this remains the venue best suited to our needs given the numbers that attend.

We do, of course, have a very broad shareholder base with the majority of our shares being held outside the United Kingdom.

I am keen to ensure that all have the opportunity to have their say on the items on today's agenda.  Many of them will be watching today's meeting on our web site.  We will continue to have all of our voting by way of a poll. That should not however constrain debate and discussion in the meeting today. With your support and assistance I hope we can move through the resolutions in a timely manner.

Tony Hayward will now review what has been an excellent year.

Tony Hayward, Group Chief Executive:

Good morning ladies and gentlemen. It's great to see so many of you here today and thank you for your support over the past year.

I'd like to start by welcoming Carl-Henric to BP and to his first AGM. As an international business leader, Carl-Henric has brought a fresh perspective and a wealth of experience to the company, and I am very much enjoying working with him.

BP has made a lot of progress over the last three years, but there's still more to do. We now have a real opportunity to make our asset base work harder for our shareholders and today I'd like to explain how we plan to make that happen.

But first let me begin by looking at the broader environment and how it is shaping our priorities. In the short term, the global downturn has reduced energy demand - although we expect oil demand to grow again in 2010, probably by about a million barrels a day. And over the longer term, driven by industrialisation and rising living standards in the developing economies, global energy consumption will continue to rise.

Of course a number of big challenges lie ahead, especially in the realm of policy, where the question of how to meet rising energy demand in an affordable and sustainable way has risen to the top of the global political agenda.

For a long time now, BP has advocated a proactive approach to climate change and supported action to curb carbon emissions. And we continue to believe that the world needs a diverse energy mix that incorporates all available sources - from oil sands to solar - and leverages investment in technology.

Key to this is a need to promote efficiency to minimise the environmental impact of fossil fuels and to ensure we maximise best use of the world's energy resources. This will help to provide secure supplies of energy as well as addressing climate change.

We also believe that encouraging free and open energy markets is the best way to induce change. A carbon price, preferably created by capping emissions, would provide a strong incentive to encourage energy efficiency and investment in alternatives to fossil fuels.

BP is supporting the transition to a low-carbon economy in a number of ways: firstly by improving energy efficiency within our own operations, as well as by developing more efficient products such as BP Ultimate and Castrol lubricants.

Secondly, by using an internal cost of carbon when making investment decisions about fossil fuel projects. This encourages investment in technology to reduce carbon emissions.

And thirdly by promoting the lowest-cost energy pathways to reduce emissions - a good example being the use of natural gas to generate power. Gas is easily the cleanest-burning fossil fuel - it's efficient, versatile and abundantly available.

We also continue to invest in our low-carbon businesses; since 2005 we have invested more than $4 billion in Alternative Energy, and focused our activity in four key areas:

     -     In Biofuels we're converting sugar cane to ethanol in Brazil. In the UK we're constructing an ethanol manufacturing plant and a technology demonstration plant for biobutanol with
      DuPont.  And in the US we are working on the conversion of ligno-cellulosic material to biofuels.

     -     In Wind we've focused the business in the US where we already have more than 1.2 gigawatts of gross capacity spinning. We expect this business to become cash flow positive this year.

     -     In Solar we've focused the business and we're repositioning our manufacturing footprint to lower-cost locations, principally in India and China.

     -     And in Carbon Capture and Sequestration we're concentrating on two major projects - one in California, the other in Abu Dhabi.

All this is underpinned by our continuing investment in research and technology. BP currently has 20 major technology programmes underway. Around two thirds relate to existing businesses and the remainder to new forms of energy and ways of making today's energy more efficient.

Our priorities - which lie at the heart of all our operations - remain safety, people and performance. This is what we call our 'Forward Agenda'. Our focus on safe and reliable operations is now strongly embedded in all our businesses; we are continuing to build the on the core capabilities of our people; and we have started to see the benefits of improved operational performance flowing through to the bottom line.

Let me address each of these in turn.

Safety remains our number one priority and I'm pleased to report we can see clear progress. There has been a significant reduction in the frequency of recordable injuries and the number of major incidents related to integrity failures has also fallen. At the same time we're reducing containment losses in our operations.

We are continuing to improve our skills and capabilities as we roll out a common Operating Management System across our business. By the end of 2009 we'd fully implemented this at 70 sites - covering around 80 per cent of our operations - and the remainder will be completed this year.

But implementation is just the beginning. Our Operating Management System provides the framework to now drive continuous improvement across all of our operations.

Our people have been fundamental to the company's transformation over the last few years. Not only have we refreshed the highest levels of leadership within BP, but we have also reviewed our whole approach to the organisation.  We are focussing on deepening our capability by putting the right people with the right skills in the right places. And we are ensuring they can reinforce their technical and functional expertise through development programmes like our Operations Academies.

We are continuing our drive to create a diverse and inclusive workplace to ensure that we can attract and retain the best talent. And we have linked reward more closely to performance.

These changes have been clearly reflected in improved operational performance.

Over the last two years we have closed the competitive gap that we identified in 2007, and restored momentum in our core businesses. In 2009 we grew production by 4 per cent, building on the track record of momentum relative to our peers since 2000.  In refining we have brought our US network back to full operation, and our system is now back to pre-2005 levels of availability.

The drive to increase efficiency and reduce costs remains a key focus for everyone at BP.  We started more than two years ago in our effort to counter cost inflation and drive much greater efficiency into our business.

In the upstream we are leading our peer group in driving down production costs, with BP's unit costs in 2009 12 per cent lower than in 2008. We will maintain this momentum through activity choice and in the way we manage the supply chain. In the downstream our efficiency initiatives have reduced cash costs by more than 15 per cent in 2009 and our goal over the next 2 to 3 years is to return costs to 2004 levels.  For the group as a whole we reduced our cash costs last year by more than $4 billion.

In 2009, lower oil and gas prices and weak refining margins created a challenging environment for the whole sector. But the operational momentum in our business and our steadfast focus on efficiency has clearly improved our performance relative to our peers.

Despite a challenging year, this performance meant we could distribute $10.5 billion to shareholders and increase our dividend to 56 cents per share. It's also been reflected in our relative share price performance since the beginning of last year; we have outperformed ALL our major competitors.

As well as delivering a good operational performance in 2009, we saw significant strategic progress across the company.

In E&P we achieved major new access to resources and made a series of significant discoveries. We have maintained our strong track record of reserve replacement. This is our 17th consecutive year in which we are able to report a reserves replacement above 100 per cent. Year-on-year production growth was 4 per cent. We started up seven major projects and sanctioned two notable new developments.

In R&M, our refining system has been fully restored. We decapitalised our US convenience retail business and reduced the geographic footprint of our international businesses. At the same time costs have come down by 15 per cent.

Alternative Energy is more focused and disciplined. And we have furthered our corporate simplification agenda, reducing headcount by around 7500.

Let me give you a little more detail on how we strengthened our portfolio of oil and gas reserves in 2009.  Our discoveries included the giant Tiber oil field in the Gulf of Mexico - the deepest well ever drilled in the industry. Indeed it lies further below the Earth's surface than the summit of Mount Everest does above it.

A particular highlight was our return to Iraq where we signed a contract to redevelop the supergiant Rumaila field in partnership with the Chinese National Petroleum Company. The project will help Iraqis to develop new skills as well as generate income to assist in rebuilding the country.

In the US we expanded our shale gas portfolio by securing a new position in the Eagle Ford Shale. We established a Coal Bed Methane position in Indonesia. And in Jordan we agreed to join with the National Petroleum Company to exploit the Risha gas field.

And we have continued to add resources in 2010, most notably through the acquisition of $7 billion worth of assets from Devon Energy that we announced last month. These include significant deepwater interests in Brazil and the Gulf of Mexico.

Over the last two years, through exploration, appraisal and access, we have added a total of around 7.5 billion barrels of new resources - that's five years' worth of production replaced in just two - and that excludes Iraq.

Our strong resource base reinforces the prospects for future production growth. Last year I said that we expected to grow production between 1 and 2 per cent a year to 2013. We are now confident that at a $60 per barrel oil price we can sustain average production growth from 2008 at 1 to 2 per cent a year out to 2015.

This production profile is underpinned by 42 new projects, which will start up between now and 2015. Together they will contribute around 1 million barrels a day to total production by 2015. They are concentrated in the Gulf of Mexico, the North Sea, Azerbaijan and Angola, which are all high margin production areas.

The strategic progress that we made in 2009 is part of a longer track record. Over the past decade our strategy has allowed us to build a portfolio of great quality and huge potential: equal in our view to any in our industry in terms of the key measures shown here.

We have a long history as both an efficient and successful explorer. This has given us a reserve replacement track record which is among the best in the industry, and a long-lived asset base with a bias to conventional oil. We have confidence in robust medium term growth and considerable potential to apply new technologies to further improve recovery.

In R&M - despite a difficult environment - we have less overall exposure to refining than our peers. We have high-graded our portfolio over the past decade to end up with, on average, larger and more advantaged refineries than the other super-majors. We believe we also have the best supply optimisation capability and a set of world class international businesses.

However while our portfolio ranks amongst the best in the industry, our financial performance has yet to fully reflect this. There is now a real opportunity to make this portfolio work harder for us and we intend to do just that.

So how do we define the opportunity?  There are many ways to view it: from company-wide issues such as the gap in earnings versus our peers, to return on capital employed versus the competition; and from segment-level issues such as improving refining efficiency and closing the gap in fuels value chain performance in the US to improving efficiency in our drilling and in the execution of projects in the upstream.

Whichever way you look at it, there are significant opportunities for improvement and in every case firm plans are in place to close those gaps.

Our goal over the next few years is to realise the latent potential of our asset base by improving the efficiency and effectiveness of everything we do.

We will vigorously drive cost and capital efficiency whilst at the same time maintaining our first priority of safe and reliable operations.

In E&P, we will drive efficiency through a new organisational structure. This will provide clearer accountabilities and a centralised approach to project management. For example, it will ensure that we use standard designs and equipment for similar projects in different parts of the world.

In R&M, we will focus on efficiency, quality and integration as we start to realise the potential of our refinery network and restructured fuel value chains.

All of this will be underpinned by our continuing investment in technology and by the new culture we are establishing at BP.

So to sum up, our strategy remains unchanged - but we are now embarking on a new phase in which we intend to realise the full potential of the portfolio we've built up over the past decade. We have considerable scope to pursue sector leadership, particularly in costs, capital efficiency and margin quality.

Of course the future looks challenging. It always does. But we have emerged from 2009 in great shape and with renewed confidence and determination. We can see the prize and we believe we are well positioned to capture it.

I want to thank the employees of BP for their commitment - and I want to thank each of you as shareholders for your loyalty and support. I hope you will continue to support us on the journey that lies ahead. Thank you.

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 15 April 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary